Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc - Update on Shareholder Engagement

Following the 2026 AGM

TORM plc (Nasdaq: TRMD or TRMD A (At the Annual General Meeting held on 15 April 2026, the Directors' Remuneration Report, the Directors' Remuneration Policy (the “Remuneration Resolutions”) and the off-market share buyback authority (Buyback Contract B) (the “Share Buyback resolution”) each received more than 20% votes against the Board's recommendation.

In accordance with Provision 4 of the UK Corporate Governance Code, the Board has undertaken a programme of shareholder consultation to better understand the reasons for the voting outcomes and to consider any actions that may be appropriate.

Engagement undertaken

Following the AGM, the Company engaged with shareholders representing a significant proportion of the votes cast against the relevant resolutions. The Company also considered feedback received from proxy advisers and shareholders prior to the AGM.

The shareholders who voted against the Remuneration Resolutions were largely different to the shareholders who had voted against the Buyback Resolution and the reasons for such votes were different. The results of the consultation in respect of these resolutions have therefore been set out separately below.

The Board was pleased to receive constructive and thoughtful feedback throughout the engagement process.

What we heard

Feedback received from shareholders on the Remuneration Resolutions was primarily focused on certain aspects of the Company's remuneration framework and governance arrangements rather than the performance of the Company, Executive Management or the overall level of remuneration paid.

In particular, shareholders highlighted the importance of:

•	Clear and transparent remuneration structures.
•	Appropriate limits and safeguards within incentive arrangements.
•	Greater alignment with evolving UK corporate governance expectations.
•	Continued transparency regarding governance, Board composition and remuneration matters.

Feedback on the Share Buyback Resolution was principally focused on governance, process and transparency considerations rather than opposition to shareholder returns of capital.

Board response

The Board acknowledges the feedback received and recognises the importance that shareholders place on strong corporate governance practices and clear remuneration frameworks.

The Board remains committed to maintaining high standards of corporate governance and has carefully considered the views expressed during the consultation process. While the Board believes that TORM's existing governance arrangements have served shareholders well, it also recognises the desirability of continuing to evolve its governance framework in line with shareholder expectations and market practice.

The Board intends to evaluate the approach to the CEO’s annual bonus. Any changes will be reflected in a revised Remuneration Policy to be submitted to shareholders for approval at the 2027 AGM.

Accordingly, the Board has determined that it is in the best interests of the Company and its shareholders to continue progressing towards fuller alignment with relevant governance principles over time, taking into account TORM's specific circumstances, business model and strategic objectives.

The Board will continue to evaluate potential enhancements to governance and remuneration arrangements and will engage with shareholders as these matters develop.

In respect of the Share Buyback Resolution, the Board notes that it provided feedback on this Resolution on 15 April 2026 following a question from a key shareholder and this response remains accurate.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 38 03 NOVEMBER 2026	PAGE 1 / 2

COMPANY ANNOUNCEMENT

Next steps

The Board will provide further updates, where appropriate, and a summary of engagement activities will be included in the Company's next Annual Report.

Annette Malm Justad

Chair of the Remuneration Committee

About TORM

TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 38 03 NOVEMBER 2026	PAGE 2 / 2